Exhibit 99.46

NexGen Drills 37.4 m of Off-Scale Expanding the High Grade Domain and Discovers Anomalous Radioactivity 1.3 km Northeast of Arrow

Vancouver, BC, April 18, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce further results from our recently expanded winter-spring drilling program on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan.

Drill hole AR-16-78c4 has intersected dense accumulations of massive pitchblende, which has expanded the higher grade A2 sub-zone (the “Sub-Zone”) which makes up part of the A2 High Grade Domain (Figure 1, 3 to 6). The mineralization was intersected 59 m down-dip and northeast of AR-15-44b and features 37.4 m of off-scale radioactivity (>10,000 to >61,000 cps). This included 5.5 m at a minimum-of-greater-than 61,000 cps, of which 4.5 m was continuous. On a radioactivity basis, AR-16-78c4 ranks as one of the best holes ever drilled at Arrow. Importantly, the high grade mineralization encountered in hole -78c4 was predominately intersected outside of the current boundary of A2 High Grade Domain (Figure 3).

The A2 High Grade Domain hosts a National Instrument 43-101 compliant Inferred Mineral Resource estimate of 120.5 M lbs of U3O8 contained in 0.41 M tonnes grading 13.26% U3O8, which is within the total Arrow Deposit Inferred Mineral Resource estimate of 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% (see news release dated March 3, 2016). The maiden resource estimate on Arrow includes drill holes to October 2015, and does not include the 40 drill holes completed so far in 2016.

In addition, anomalous radioactivity sourced from uranium (confirmed with RS-125 spectrometer scintillometer) has been drilled approximately 1.3 km northeast of the Arrow deposit (Figure 2). This new area, named Cannon, is coincident with a gravity low and weakened VTEM conductor. The area has very similar geophysical, lithological and alteration features to the Arrow deposit. To date, 11 holes have been drilled at Cannon, all of which intersected strong-to-intense hydrothermal alteration. Furthermore, 4 holes have intersected anomalous radioactivity of up to 1,300 cps (measured by RS-120 hand-held scintillometer). At least two highly prospective graphitic mylonite shear zones with large envelopes of strong-to-intense clay alteration have been identified. Cannon is open in all directions and is largely untested at the unconformity up-dip from basement structures that host anomalous radioactivity.

Highlights:

A2 Shear:

•	AR-16-78c4 (59 m down-dip and northeast from AR-15-44b) intersected 120.5 m of total composite mineralization including 37.4 m of total composite off-scale radioactivity (>10,000 – >61,000 cps) within a 203.5m section (441.5 to 645.0 m), featuring 4.5 m of continuous mineralization at a minimum of greater than 61,000 cps in the Sub-Zone.

Table 1: Higher Grade A2 Sub-Zone Drill Hole Comparison

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.50 m	42.00 m	86.00 m	143.00 m	135.60 m	73.50 m	62.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.40 m	5.90 m	14.30 m	17.75 m	30.25 m	15.70 m	4.40 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.50 m	3.00 m	3.85 m	10.60 m	7.75 m	5.20 m	2.50 m
Total Off-scale (>61,000 cps)[3] =	1.00 m	0.50 m	2.00 m	2.00 m	1.50 m	2.15 m	1.80 m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

2016	AR-16- 76c4[1]	AR-16- 76c1[1]	AR-16- 76c3[1]	AR-16- 63c1[2]	AR-16- 63c3[1]	AR-16- 74c1[1]	AR-16- 63c2[2]	AR-16- 64c3[1]	AR-16- 64c2[2]	AR-16- 64c1[2]	AR-16- 78c1[1]	AR-16- 78c4
Total composite mineralization =	105.7 m	73.50 m	67.5 m	55.50 m	147.00 m	88.00 m	138.00 m	102.00 m	76.00 m	74.0 m	64.00 m	120.5 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	19.85 m	14.75 m	14.85 m	6.85 m	22.10 m	21.2 m	17.10 m	18.75 m	15.95 m	10.30 m	11.60 m	25.75 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.00 m	2.75 m	5.00 m	0.50 m	3.00 m	1.15 m	9.90 m	2.50 m	4.70 m	3.70 m	3.00 m	6.15 m
Total Off-scale (>61,000 cps)[3] =	0.00 m	5.25 m	4.50 m	0.00 m	0.50 m	0.00 m	13.85 m	0.00 m	5.50 m	0.00 m	2.50 m	5.50 m
Continuous GT (Grade x Thickness) =	Assays Pending	Assays Pending	Assays Pending	203	Assays Pending	Assays Pending	638 and 604	Assays Pending	541	338	Assays Pending	Assays Pending

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 scintillometer

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 865 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 six drill rig program comprising 30,000 m of drilling is currently transitioning to our spring 2016, 7,500 m of drilling program.

•	The Company has cash on hand of $33M to fund its 2016 programs.

Drill hole location maps, a cross section of drill hole AR-16-78c4, and A2 and A3 long sections are shown in Figures 1 to 6. Table 2 has a summary of the mineralized intervals.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Drilling in the A2 High Grade Domain continues to return exceptional results as shown by the abundant dense accumulations of massive to semi-massive pitchblende in drill hole AR-16-78c4, which has materially expanded this domain. In addition, our regional drilling 1.3 km northeast of the Arrow deposit has discovered anomalous radioactivity at Cannon. This new area confirms the large and robust nature of the uranium mineralizing system responsible for the Arrow deposit and Bow zone which hosts potential for additional discoveries along the Patterson Conductor Corridor.”

Leigh Curyer, Chief Executive Officer commented: “The objectives for the winter 2016 drilling program have been met on all fronts. Arrow infill drilling continues to confirm the robustness of mineralization with AR-16-78c4 ranking as one of the best radioactive results to date at Arrow. The early signs at Cannon are very encouraging and will be a focus of summer 2016 drill program balanced with continual Arrow infill, zone expansion, and testing to the southwest along the conductor corridor. These results place multiple demands on the available drill rigs and management will continue to systematically allocate meters in an optimal manner within the program objectives.”

Figure 1: Arrow Drill Hole Locations

Figure 2: Cannon Drill Hole Locations

Patterson Lake
Arrow Deposit
Cannon Discovery
1.3 km
NexGen Energy Ltd.
Cannon Discovery
April 18, 2016
LEGEND
Mineralized Interval Above 300 cps
VTEM Conductor
2016 Drill Hole Collar Locations
Scale 1:20000
250 0 250 500
(meters)
NAD83 / UTM zone 12N
NexGen Energy Ltd.

Figure 3: AR-16-78c4 Cross Section

Figure 4: A2 Mineralized Shear Long Section (Close-Up of Sub-Zone)

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
April 18, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
48c1
41
57c5
57c2
58c2
59c1
45b
3.94%
81.0m
57c4
80c1
57c3
81c1
80c2
54c1
22.75m
73.5m
64c1
78c1
7.39%
17.0m
80c3
7.03%
39.5m
48c2
6.97%
48.5m
17.1m
64.0m
59c2
5.42%
68.5m
76c1
63c1
4.51%
45.0m
84c1
49c2
78c2
43a
62
6.35%
124.0m
8.77%
69.0m
76c2
58c1
64c2
76c3
24.35m
67.5m
63c3
25.6m
147.0m
15.20%
42.0m
and
12.99%
46.5m
63c2
11.15%
48.5m
34b
78c3
59c4
51
76c4
20.85m
105.7m
48c3
44b
11.55%
56.5m
64c3
21.25m
102.0m
78c4
37.4m
120.5m
74c1
22.35m
87.5m
74c2
72c1
15
38
61c2
53c1
54c2
72c2
56c1
74c3
61c3
53c2
60c1
37
56c2
54c4
32

Figure 5: A2 Mineralized Shear Long Section

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m 57.0m >10,000 cps Anomalous Radioactivity
11.56% 56.5m % U3O8 Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
*unknown
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
April 18, 2016
300m
400m
500m
600m
300 m
370 m
81c1
1.65m 22.0m
80c2
3.0m 14.5m
80c1
0.25m 24.5m
80c3
2.4m 38.5m
76c1
22.75m 73.5m
76c2
7.05m 56.0m
24.35m 67.5m
76c3
76c4
20.85m 105.7m
63c1
4.51% 45.0m
63c3
25.6m 147.0m
63c2
15.20% 42.0m and 12.99% 46.5m
6.97% 48.5m
64c1
84c1
6.45m 39.5m
64c2
11.15% 48.5m
64c3
21.25m 102.0m
78c1
17.1m 64.0m
78c2
8.6m 57.5m
78c3
3.65m 97.5m
78c4
37.4m 120.5m
74c1
22.35m 87.5m
74c2
5.15m 67.0m
74c4
4.55m 92.5m
74c3
2.5m 31.0m
72c1
10.7m 109.5m
72c2
9.15m 93.0m
59c5
0.29% 24.0m
61c3
0m 39.5m
21a
71

Figure 6: A3 Mineralized Long Section

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous
Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes
vertical intersection
Section width: 50m
Pierce points are positioned in the centre
of the section width
Composites are calculated with a 0.01% U3O8
cut-off grade and may include up to 2m of
internal dilution
All intersections are core lengths
SCALE 1 : 2500
AZIMUTH = 57°
N
S
E
W
420 m
320 m
500m
600m
700m
800m
NexGen Energy
Arrow Zone
Longitudinal Section - A3 Shear
April 18, 2016

Table 2: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-16-78c4	138	-68	705.00	110.95	369.50	372.00	2.50	<500 - 1300
					390.50	391.00	0.50	<500 - 800
					393.50	396.00	2.50	<500 - 1500
					400.50	404.00	3.50	<500 - 2100
					441.50	450.50	9.00	<500 - 850
					469.00	477.00	8.00	<500 - 3400
					481.00	517.50	36.50	<500 - >61000
					523.00	555.00	32.00	<500 - >61000
					557.50	560.50	3.00	<500 - 9000
					563.50	564.50	1.00	<500 - 900
					575.50	579.50	4.00	<500 - 12000
					583.50	584.00	0.50	<500 - 1200
					586.50	598.00	11.50	<500 - >61000
					604.50	605.50	1.00	<500 - 1100
					613.50	622.50	9.00	<500 - 50000
					633.50	637.50	4.00	<500 - 820
					640.00	640.50	0.50	<500 - 1200
					644.50	645.00	0.50	<500 - 520
					653.50	654.00	0.50	<500 - 2100
					658.50	660.00	1.50	<500 - 2900
					663.50	678.50	15.00	<500 - 2900
					682.50	683.00	0.50	<500 - 1100
AR-16-79	140	-70	954.00	85.00	No Anomalous Radioactivity
AR-16-80c1	147	-70	796.00	120.20	433.50	435.00	1.50	<500 - 17500
					440.50	441.50	1.00	<500 - 2800
					446.50	456.00	9.50	<500 - 6900
					461.00	467.00	6.00	<500 - 4300
					486.00	490.00	4.00	<500 - 1000
					504.00	505.50	1.50	<500 - 550
					520.00	520.50	0.50	<500 - 520
					526.00	526.50	0.50	<500 - 1700
					542.50	543.00	0.50	<500 - 590
					545.50	550.00	4.50	<500 - 950
					561.50	563.50	2.00	<500 - 32000
					575.50	579.00	3.50	<500 - 1700
					581.50	582.00	0.50	<500 - 530

					598.00	600.00	2.00	<500 - 1000
					606.50	607.50	1.00	<500 - 780
					614.00	615.00	1.00	<500 - 3300
					617.50	618.00	0.50	<500 - 1250
					620.50	632.00	11.50	<500 - 3300
					665.00	665.50	0.50	<500 - 5000
					671.00	672.50	1.50	<500 - 3440
					677.00	678.00	1.00	<500 - 3150
					690.00	690.50	0.50	<500 - 3100
					721.00	723.50	2.50	<500 - 1700
					731.00	731.50	0.50	<500 - 510
					739.00	742.00	3.00	<500 - 9000
AR-16-80c2	147	-70	561.00	120.20	456	457.5	1.5	<500 - 1200
					463.5	468.5	5	<500 - >61000
					475	476	1	<500 - 2500
					478.5	479	0.5	<500 - 520
					495.5	501	5.5	<500 - >61000
					517	517.5	0.5	<500 - 570
					527.5	528	0.5	<500 - 1450
AR-16-80c3	147	-70	585.00	120.20	450.5	451.5	1	<500 - 2300
					469	470.5	1.5	<500 - 24000
					474.5	481	6.5	<500 - 3400
					485	485.5	0.5	<500 - 650
					488.5	509	20.5	<500 - 45000
					516	516.5	0.5	<500 - 600
					519	520	1	<500 - 1400
					537.5	544.5	7	<500 - 2100
AR-16-81c1	145	-69	846.00	111.00	474.5	475	0.5	500 - 2900
					479.5	480	0.5	<500 - 1100
					488	507	19	<500 - 56000
					517.5	518.5	1	<500 - 3000
					522.5	523	0.5	<500 - 750
					534	534.5	0.5	<500 - 540
					555.5	556	0.5	<500 - 800
					586	586.5	0.5	520 - 12000
					600	602	2	520 - 2600
					613.5	615.5	2	<500 - 1200
					621.5	622	0.5	<500 - 700
					634	634.5	0.5	<500 - 700
					640	640.5	0.5	<500 - 2700
					643	644	1	<500 - 600

					654	656	2	<500 - 2300
					669.5	670	0.5	500 - 4700
					691.5	692	0.5	<500 - 520
					696.5	714.5	18	<500 - 6000
					720	732	12	<500 - 17500
					734.5	742.5	8	<500 - 38000
					752.5	753.5	1	<500 - 1300
					759.5	764.5	5	<500 - 4400
					768.5	769	0.5	<500 - 1600
					772	775	3	<500 - 34000
					778.5	779.5	1	<500 - 850
					798	798.5	0.5	<500 - 4700
AR-16-82c1	140	-75	834.00	N/A	604.5	605	0.5	<500 - 1500
					656	656.5	0.5	<500 - 660
					790	790.5	0.5	<500 - 540
					795	795.5	0.5	<500 - 1400
					798	799.5	1.5	<500 - 14000
AR-16-83	140	-75	792.00	N/A	No Anomalous Radioactivity

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release.

The mineral resource at the Arrow Deposit was completed by RPA Inc. and has an effective date of January 14, 2016. The mineral resource is reported at a cut-off grade of 0.25% U3O8. The cut-off is based on a long-term uranium price of USD$65/lb U3O8. The mineral resource is classified into the inferred category based on the CIM Definition Standards. For details regarding the geology and mineralization of the Arrow Deposit, the drilling, sampling and analytical procedures followed and the estimation methodology used in the preparation of the mineral resources, please refer to the Company’s Amended and Restated News Release dated March 3, 2016, which is available under the Company’s profile on the SEDAR website at www.sedar.com.

ARROW DEPOSIT DRILLING

AR-16-78c4

Hole AR-16-78c4 was a directional hole that departed pilot hole AR-16-78c3 at a depth of 265 m. It tested the A2 shear 28 m down-dip and northeast of AR-15-34b (2.20% U3O8 over 70.0 m in the A2 shear). Directional drilling was initiated at 279 m and the A2 shear was intersected at an inclination of -74°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected weakly to strongly anomalous radioactivity in the higher grade sub-zone of the A2 shear that was associated with dense accumulations of massive pitchblende. Stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende were also intersected. A total composite mineralization of 147.0 m including 37.4 m of off-scale radioactivity (>10,000 ->61,000 cps) was intersected within a 313.5m section (369.5 to 683.0 m). The hole was terminated at 705 m.

AR-16-79

Hole AR-16-79 was a collared from surface at an angled orientation (-70° dip) to the southeast (140° azimuth). It was designed to test for the presence of mineralization 630 m southwest of the Arrow deposit in an area of no previous drilling.

The hole intersected 1 m of bleached Athabasca Group sandstones above the unconformity at 85 m. Basement lithologies consisted of largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss, orthogneiss, garnetite and mylonite. Highly prospective graphitic shear zones were intersected over several intervals in the hole which are interpreted to correspond to those that host the Arrow deposit. No anomalous radioactivity was encountered in the hole before it was terminated at 954 m. More drilling is required to fully assess this highly prospective area.

AR-16-80c1

Hole AR-16-80c1 was a directional hole collared from surface at an angled orientation (-70° dip) to the southeast (147° azimuth). It tested the A2 shear 23 m up-dip and southwest of AR-15-54c1 (7.03% U3O8 over 39.5 m in the A2 shear) and the A3 shear 28 m down-dip and southwest of AR-15-58c2 (0.61% U3O8 over 9.5 m in the A3 shear). Directional drilling was initiated at 228 m. The A2 and A3 shears were both intersected at an inclination of -63°.

The hole intersected pervasively bleached and desilicified Athabasca Group sandstones between 90.0 m and the unconformity at 112.2 m. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected widespread anomalous radioactivity in the A2 through A4 shears that was associated with semi-massive veins, blebs and flecks of pitchblende. A total composite mineralization of 61.0 m including 0.45 m of off-scale radioactivity (>10,000 – 32,000 cps) was intersected within a 308.5 m section (433.5 to 742.0 m). In the A2 shear, 24.5 m of composite mineralization was intersected including 0.25 m of off-scale radioactivity. In the A3 shear, 27.0 m of composite mineralization was intersected including 0.2 m of off-scale radioactivity. In the A4 shear, 9.5 m of composite mineralization was intersected. The hole was terminated at 792 m.

AR-16-80c2

Hole AR-16-80c2 was a directional hole that departed pilot hole AR-16-80c1 at a depth of 231 m. It tested the A2 shear 20 m up-dip and northeast of AR-15-59c2 (5.42% U3O8 over 68.5 m in the A2 shear). Directional drilling was initiated at 243 m and the A2 shear was intersected an inclination of -64°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected widespread anomalous radioactivity in the A2 shear that was associated with semi-massive to massive veins, stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 14.5 m including 3.0 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 72.0 m section (456.0 to 528.0 m) before the hole was terminated at 561 m.

AR-16-80c3

Hole AR-16-80c3 was a directional hole that departed pilot hole AR-16-80c2 at 246 m. It tested the A2 shear 26 m up-dip and northeast of AR-15-59c2 (5.42% U3O8 over 68.5 m in the A2 shear). Directional drilling was initiated at 276 m and the A2 shear was intersected at an inclination of -65°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected widespread anomalous radioactivity in the A2 shear that was associated with stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 38.5 m including 2.4 m of off-scale radioactivity (>10,000 -45,000 cps) was intersected within a 94.0 m section (450.5 to 544.5 m) before the hole was terminated at 585 m.

AR-16-81c1

Hole AR-16-81c1 was a directional hole collared from surface at an angled orientation (-69° dip) to the southeast (145° azimuth). It tested the A2 shear 21 m up-dip and southwest of AR-15-59c2 (5.42% U3O8 over 68.5 m in the A2 shear) and the A3 shear 21 m up-dip and southwest of AR-15-59c1 (0.46% U3O8 over 6.5 m in the A3 shear). Directional drilling was intersected at 249 m. The A2 and A3 shears were both intersected at an inclination of -64°.

The hole intersected strongly to intensely bleached and desilicified Athabasca Group sandstones between 90.5 and the unconformity at 111.0 m. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected widespread anomalous radioactivity in the A2 through A4 shears that was associated with stringers, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 81.5 m including 2.3 m of off-scale radioactivity (>10,000 -56,000 cps) was intersected within a 324.0 m section (474.5 to 798.5 m). In the A2 shear, 22.0 m of composite mineralization was intersected including 1.65 m of off-scale radioactivity. In the A3 shear, 10.0 m of composite mineralization was intersected including 0.15 m of off-scale radioactivity. In the A4 shear, 49.5 m of composite mineralization including 0.5 m of off-scale radioactivity was intersected. The hole was terminated at 850 m.

AR-16-82c1

Hole AR-16-82c1 was a directional hole collared from surface at an angled orientation (-75° dip) to the southeast (140° azimuth). It tested the A4 shear as a 120 m up-dip and northeast step-out from AR-16-77c2 (2.3 m of off-scale radioactivity in the A4 shear; assays pending). Directional drilling was initiated at 159.0 m and the A4 shear was intersected at an inclination of -70°.

Basement lithologies were intersected beginning at 93.0 m which consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). No Athabasca Group sandstones were intersected. The hole successfully intersected anomalous radioactivity to southeast of the A4 shear that was associated with stringers of, and fracture-controlled pitchblende mineralization. A total composite mineralization of 3.5 m including 0.25 m of off-scale radioactivity (>10,000 - 14,000 cps) was intersected within a 195.0 m section (604.5 to 799.5 m) before the hole was terminated at 834 m.

AR-16-83

Hole AR-16-83 was collared from surface at an angled orientation (-70° dip) to the southeast (140° azimuth). It was collared 125 m southeast of AR-16-79 and designed to test for the presence of mineralization 600 m southwest of the Arrow deposit in an area of no previous drilling.

Basement lithologies were intersected beginning at 87.0 m which consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite. No Athabasca Group sandstones were intersected. Highly prospective graphitic shear zones were intersected over several intervals in the hole which are interpreted to correspond to those that host the Arrow deposit. No anomalous radioactivity was encountered in the hole before it was terminated at 792 m. More drilling is required to fully assess this highly prospective area.

CANNON AREA DRILLING

Holes CN-16-01 through CN-16-11 were collared at angled orientations to the northwest, mostly at azimuths of 335° with dips of -70°. Athabasca Group sandstones of various thickness were intersected in every hole. Basement lithologies consisted largely of semipelitic gneiss, pelitic gneiss, quartzite and orthogneiss, with relatively narrow intervals of chloritic and graphitic mylonite. All 11 holes intersected strong to intense hydrothermal alteration envelopes typically marked by illite-sudoite-hemaite- mineral assemblages. Holes CN-16-01, -02, -06 and -10 intersected narrow zones of anomalous radioactivity from greater than 300 to 1,300 cps over intervals from 0.5 to 1.5 m of core length, which were in close association with mylonitic shear zones. Note that for regional holes, the Company defines anomalous radioactivity as greater than 300 cps as measured on the drill core by handheld scintillometer (RS-120). The alteration zones remain open in all directions, and at the unconformity, and further drilling is planned for the summer 2016 program.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

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Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.